FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Banco Santander, S.A.

Item

1	English translation of resolutions adopted by the Ordinary General Shareholders’ Meeting held on 18 March 2016

Item 1

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

MR. JAIME PÉREZ RENOVALES, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That, in accordance with the minutes of the meeting of the Ordinary General Shareholders’ Meeting of this entity, validly held on 18 March 2016, the following resolutions were passed:

“Item One.-

One A.-

To approve the annual financial statements (balance sheet, income statement, statement of recognised income and expense, statement of changes in total equity, statement of cash flows, and notes) of Banco Santander, S.A. and of its consolidated Group, all with respect to the Financial Year ended 31 December 2015.

One B.-	To approve the corporate management for Financial Year 2015.

Item Two.-

To approve the application of results in the amount of 2,276,645,232.01 euros obtained by the Bank in Financial Year 2015, to be distributed as follows:

Euros	2,268,134,701.55

for the payment of dividends already paid out prior to the date of the Ordinary General Shareholders’ Meeting (1,437,556,269.20 euros), for the acquisition of bonus share rights (derechos de asignación gratuita), with a waiver of the exercise thereof, from those shareholders who opted to receive in cash the remuneration equal to the second interim dividend (108,853,803.40 euros) under the Santander Dividendo Elección scrip dividend scheme and for the payment of the final cash dividend in a total amount of 721,724,628.95 million euros which will take place after next 1 May.

Euros	8,510,530.46	to increase the Voluntary Reserve.

Euros	2,276,645,232.01	in total.

Item Three.-

Three A.-

To ratify the appointment of Ms Belén Romana García as a director, which appointment was approved by the board at its meeting of 22 December 2015. Ms Belén Romana García will be classified as an independent director.

Three B.-

To ratify the appointment of Mr Ignacio Benjumea Cabeza de Vaca as a director, which appointment was approved by the board at its meeting of 30 June 2015, effective from 21 September 2015. Mr Ignacio Benjumea Cabeza de Vaca will be classified as an external (neither proprietary nor independent) director.

With reference to the annual renewal of one-third of the board positions as provided by article 55 of the Bylaws, to re-elect the following persons for a new three-year period:

Three C.-	To re-elect Ms Sol Daurella Comadrán as a director, with the classification of independent director.

Three D.-	To re-elect Mr Ángel Jado Becerro de Bengoa as a director, with the classification of independent director.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Three E.-	To re-elect Mr Javier Botín-Sanz de Sautuola y O’Shea as a director, with the classification of external proprietary director.

Three F.-	To re-elect Ms Isabel Tocino Biscarolasaga as a director, with the classification of independent director.

Three G.-	To re-elect Mr Bruce Carnegie-Brown as a director, with the classification of independent director.

Item Four.-

For the verification of the annual accounts and of the management report of the Bank and of the consolidated Group corresponding to Financial Years 2016, 2017 and 2018, to elect PricewaterhouseCoopers Auditores, S.L., with registered office in Madrid, Paseo de la Castellana, nº 259 B, with Tax ID Code B-79031290 and registered in the Official Registry of Auditors of Accounts (Registro Oficial de Auditores de Cuentas) of the Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas) of the Ministry for Economy and Competition with number S0242, as external auditor.

Item Five.-

Five A.-

Amend sub-section 3 of article 23 of the Bylaws, without changing the other sub-sections of such rule, such that the aforementioned sub-section 3 of article 23 will read as follows:

“3.

If the ordinary general shareholders’ meeting is not called within the statutory time period, it may be called, at the request of the shareholders and upon notice thereof being given to the directors, by the court clerk or by the company registrar of the place where the registered office is located.”

Five B.-

(i)	To amend sub-section 1 of article 40 of the Bylaws, without changing the other sub-sections of such rule, such that the aforementioned sub-section 1 of article 40 will read as follows:

“1.

The board of directors and its representative decision-making bodies shall exercise their powers and, in general, perform their duties guided by the corporate interest, understood as the achievement of a business that is profitable and sustainable over the long term and that promotes the continuity thereof and the maximisation of the value of the company.”

(ii)	To amend sub-section 2 of article 45 of the Bylaws, without changing the other sub-sections of such rule, such that the aforementioned sub-section 2 of article 45 will read as follows:

“2.	The secretary, in addition to the duties assigned thereto by law, the bylaws or the rules and regulations of the board, must perform the following:

a)	Keep the documentation of the board of directors, record the events of the meetings in the minute books and attest to the content thereof and of the resolutions adopted.

b)	Ensure the actions of the board of directors observe applicable law and are in accordance with the bylaws and other internal rules and regulations of the Company.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

c)	Assist the chairman to ensure that the directors receive the information relevant to the performance of their duties sufficiently in advance and in the proper form.

d)	Ensure that the board of directors carries out its activities and adopts its decisions being mindful of the good governance recommendations applicable to the Company.

e)	Guarantee that the governance procedures and rules are respected and regularly reviewed.”

Five C.-

(i)	To amend sub-section 2 of article 50 of the Bylaws, without changing the other sub-sections of such rule, such that the aforementioned sub-section 2 reads as follows:

“2.

The board may also establish committees with supervisory, reporting, advisory and proposal-making powers in connection with the matters within their scope of authority, and must in any event create the committees required by applicable law, including an appointments committee, a remuneration committee, a risk supervision, regulation and compliance committee and an audit committee, which for the purposes of sub-section 4(v) of article 53 will also have decision-making powers.”

(ii)

To amend sub-sections 1, 2, 4 and 5 of article 53 of the Bylaws, without changing the other sub-sections of such rule, such that the aforementioned sub-sections 1, 2, 4 and 5 of article 53 will read as follows:

“1.	The audit committee shall consist of a minimum of three directors and a maximum of nine, all of whom shall be external or non-executive, with independent directors having majority representation.”

“2.

The board of directors shall appoint the members of the audit committee taking into account their knowledge, skills and experience in the areas of accounting, auditing or risk management, such that, as a whole, the audit committee has the appropriate technical knowledge regarding the Company’s sector of activity.”

“4.	The audit committee shall have at least the following powers and duties:

(i)

Have its chairman and/or secretary report to the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers and, in particular, regarding the result of the audit, explaining how such audit has contributed to the integrity of the financial information and the role that the committee has performed in the process.

(ii)

Supervise the effectiveness of the Bank’s internal control and internal audit, and discuss with the external auditor any significant weaknesses detected in the internal control system during the conduct of the audit, all without violating its independence. For such purposes, if applicable, the audit committee may submit recommendations or proposals to the board of directors and set the corresponding period for compliance therewith.

(iii)	Supervise the process of preparation and submission of regulated financial information and submit recommendations or proposals intended to safeguard its integrity to the board of directors.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(iv)

Propose to the board of directors the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable law, as well as the terms of its engagement, and regularly gather information therefrom regarding the audit plan and the implementation thereof, in addition to preserving its independence in the performance of its duties.

(v)

Establish appropriate relations with the external auditor to receive information on those issues that might entail a threat to its independence, for examination by the audit committee, and on any other issues relating to the financial statements audit process, and, when applicable, the authorisation of services other than those which are prohibited, under the terms established in the law applicable to the activity of audit of accounts, as well as maintain such other communication as is provided for therein.

In any event, the audit committee shall receive annually from the external auditor written confirmation of its independence in relation to the Company or to entities directly or indirectly related thereto, as well as detailed and individualized information regarding additional services of any kind provided by the aforementioned auditor, or by persons or entities related thereto, and the fees received by such entities pursuant to the provisions in the law on the activity of audit of accounts.

(vi)

Issue, on an annual basis and prior to the issuance of the auditor’s report, a report stating an opinion on whether the independence of the external auditor is compromised. Such report shall, in all cases, contain a reasoned evaluation regarding the provision of each and every one of the additional services mentioned in subsection (v) above, considered individually and as a whole, other than of legal audit and with relation to the rules on independence or to the law on the activity of audit of accounts.

(vii)	Previously report to the board of directors regarding all the matters established by law, the bylaws and in the rules and regulations of the board, and in particular regarding:

a)	the financial information that the company must publish from time to time;

b)	the creation or acquisition of interests in special-purpose entities or with registered office in countries or territories that are considered tax havens; and

c)	related-party transactions.

The provisions in paragraphs (iv), (v) and (vi) are without prejudice to the law on auditing of accounts.”

“5.

The audit committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof, and at least four times per year. Any member of the management team or of the Company’s personnel shall, when so required, attend the meetings of the audit committee, provide it with his cooperation and make available to it such information as he may have in his possession. The audit committee may also require that the external auditor attend such meetings. One of its meetings shall be devoted to preparing the information within the committee’s scope of authority that the board is to approve and include in the annual public documents.”

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(iii)	To amend sub-section 2 of article 54 of the Bylaws, without changing the other sub-sections of such rule, such that the aforementioned sub-section 2 of article 54 will read as follows:

“2.

The appointments committee shall be composed of a minimum of three directors and a maximum of nine, all of whom shall be external or non-executive directors, with independent directors having majority representation.”

(iv)	To amend sub-section 2 of article 54 bis of the Bylaws, without changing the other sub-sections of such rule, such that the aforementioned sub-section 2 of article 54 bis will read as follows:

“2.

The remuneration committee shall be composed of a minimum of three directors and a maximum of nine, all of whom shall be external or non-executive directors, with independent directors having majority representation.”

(v)	To amend sub-section 2 of article 54 ter of the Bylaws, without changing the other sub-sections of such rule, such that sub-section 2 of article 54 ter will read as follows:

“2.

The risk supervision, regulation, and compliance committee shall consist of a minimum of three and a maximum of nine directors, all of whom shall be external or non-executive, with independent directors having majority representation.”

Pursuant to the provisions of section 4.2.c) of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, and section 10 of Royal Decree 84/2015 of 13 February implementing Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, the foregoing bylaw amendments are subject to receipt of the applicable government approval.

Item Six.-

Six A.-

With relation to article 6 of the Rules and Regulations for the General Shareholders’ Meeting, regarding the information available as of the date of the call to meeting, to amend sub-section 1, without changing sub-section 2 of such rule, such that sub-section 1 of article 6 shall read as follows:

“1.

In addition to what is required by provisions of Law or the Bylaws, beginning on the date of publication of the announcement of the call and until the General Shareholders’ Meeting is held, the Company shall maintain the following information continuously published on its website:

(i)	the announcement of the call to meeting;

(ii)	the total number of shares and voting rights on the date the meeting is called, with a breakdown by class of shares, if any such classes exist;

(iii)	the documents that must be submitted to the shareholders at the General Shareholders’ Meeting and, specifically, the reports prepared by directors, the external auditor and independent experts;

(iv)

the full text of the proposed resolutions submitted by the Board of Directors regarding each and every one of the items on the agenda or, with relation to merely informative items, a report prepared by the competent bodies, containing a discussion of such items. The proposed resolutions, if any, submitted by the shareholders as provided by Article 5.5 above shall also be included in the order that they are received;

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(v)

in the event of appointment, ratification or re-election of members of the Board of Directors, the identity, curriculum vitae and category to which each one of them belongs, as well as the proposals and reports of the Board of Directors or of the Appointments Committee, as applicable in each case pursuant to the Law, the Bylaws or the Rules and Regulations of the Board. In the case of a legal person, the information must include that corresponding to the physical person to be appointed to perform the duties of the position on a permanent basis; and

(vi)

the forms of the attendance, proxy-granting and distance voting card, unless they are sent directly by the Company to each shareholder. If they cannot be published on the website for technical reasons, the Company shall specify how to obtain the forms in paper format, which it shall send to all shareholders that request them. These forms shall be updated if the inclusion of new items on the agenda is requested or alternative proposed resolutions are submitted in accordance with applicable law.

Furthermore, when there is a supplement to the call to Meeting, the Company shall disclose as soon as possible via its corporate website the text of the proposals and rationales provided to the Company and to which such supplement refers, without prejudice to the publication of the supplement in the terms indicated in the foregoing article 5.”

Six B.-

To amend sub-section 1 of article 21 of the Rules and Regulations for the General Shareholders’ Meeting, regarding voting on proposed resolutions, without changing the other sub-sections of such rule, such that the aforementioned sub-section 1 of article 21 shall read as follows:

“1. Once the shareholder presentations have ended and, if applicable, responses have been made pursuant to the provisions of these Rules and Regulations, the proposed resolutions regarding matters included in the agenda or which are not legally required to be set forth therein, including any proposals made by the shareholders during the meeting in accordance with applicable law, shall be submitted to a vote. All validly made proposed resolutions shall be submitted to a vote in the terms set forth below.

The adoption of resolutions shall proceed following the agenda set forth in the call to meeting. If there are alternative proposals regarding an item on the agenda, the Chairman shall decide the order in which they shall be submitted to a vote, which the Chairman shall also do if proposals have been made regarding matters that may be approved at the General Shareholders’ Meeting without having appeared in the agenda. In any event, the favourable vote of the General Shareholders’ Meeting of a proposed resolution with the necessary majority for its approval implies the rejection of those alternative proposals that are incompatible therewith. Likewise and pursuant to the provisions of article 23.5 below, when, at the time of voting, the Chairman of the General Shareholders’ Meeting notes the existence of a sufficient number of votes to approve or reject the proposed resolutions, the Chairman may, expressly stating that such circumstance has occurred, declare them approved or rejected, as applicable, without prejudice to the statements that the shareholders may wish to make to the Notary Public regarding the meaning of their vote or abstention.

It shall not be necessary for the Secretary to previously read aloud the text of proposed resolutions which has been provided to the shareholders at the beginning of the meeting, except when so requested by any shareholder or deemed appropriate by the Chairman for some or all of the proposals. In any event, the attendees shall be told to which item on the agenda the proposed resolution being submitted to vote refers.”

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Item Seven.-

I)        To rescind resolution Seven II) of the resolutions adopted by the shareholders acting at the ordinary general shareholders’ meeting of 27 March 2015.

II)      To delegate to the board of directors, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, the broadest powers to do the following within one year from the date on which this general shareholders’ meeting is held: set the date and terms and conditions, as to all matters not provided for by the shareholders themselves acting at the general shareholders’ meeting, for a capital increase by issuing new shares that is approved at such general shareholders’ meeting in the amount of 500 million euros.

In exercising these delegated powers, the board of directors shall (by way of example and not of limitation): determine if the new shares shall be issued with or without a premium and with or without voting rights; determine the deadline for exercising pre-emptive rights; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed for, the capital will be increased only by the amount of the actual subscriptions; and amend the article of the Company’s Bylaws regarding share capital.

The capital increase referred to in this resolution shall become void if the board of directors does not exercise the powers delegated thereto within the period of one (1) year provided by the shareholders acting at the general shareholders’ meeting for carrying out the resolution.

The board of directors is also authorised to delegate to the executive committee the delegable powers granted pursuant to this resolution.

Item Eight.-

Increase in share capital with a charge to reserves

1.-	Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under section 2 below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Pursuant to section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.-	New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NNS = TNShrs / Num. rights

where,

NNS = Number of New Shares to be issued;

TNShrs = Number of Banco Santander shares outstanding on the date the board of directors, or the executive committee by delegation therefrom, resolves to implement the capital increase; and

Num. rights = Number of bonus share rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = TNShrs / Num. provisional shares

where,

Num. provisional shares = Amount of the Alternative Option / ListPri

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the board of directors, or by the executive committee by delegation therefrom, based on the number of outstanding shares (i.e. TNShrs) and the remuneration paid to the shareholders with a charge to financial year 2016 to that date, and which shall not exceed 750 million euros.

“ListPri” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions ended prior to the resolution of the board of directors, or of the executive committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.-	Bonus share rights

Each outstanding share of the Bank will grant its holder one bonus share right.

The number of bonus share rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (TNShrs). Specifically, shareholders will be entitled to receive one New Share for as many bonus share rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures or instruments convertible into shares of Banco Santander existing at any time shall have no bonus share rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into share (or of the minimum and/or maximum limits of such ratio, when the ratio is variable), in proportion to the amount of the capital increase.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

In the event that (i) the number of bonus share rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NNS) is lower than (ii) the number of outstanding shares (TNShrs), Banco Santander, or a company of its Group, will waive a number of bonus share rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The bonus share rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at the corresponding date in accordance with the applicable rules for clearing and settlement of securities. During the bonus share rights trading period, a sufficient number of bonus share rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The bonus share rights may be traded on the market for the period determined by the board of directors, or by the executive committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.-	Irrevocable commitment to acquire bonus share rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable commitment to purchase the bonus share rights at the price specified below. The purchase commitment will be in force and may be accepted by such shareholders during the term, within the bonus share rights trading period, which will be determined by the board of directors, or by the executive committee by delegation therefrom. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such bonus share rights (as well as the shares corresponding to those rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each bonus share right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = ListPri / (Num. rights + 1)

5.-	Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of this capital increase is the balance sheet as of 31 December 2015, duly audited and approved by the shareholders at this ordinary general shareholders’ meeting.

As mentioned above, the capital increase will be charged in its entirety to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the increase, the board of directors or, by delegation therefrom, the executive committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.-	Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.-	Rights of the new shares

The new shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the time at which the capital increase is declared to have been subscribed and paid up.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

8.-	Shares on deposit

Once the bonus share rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective bonus share rights. Three years after the date of conclusion of the bonus share rights trading period, the shares that have still to be allotted may be sold as provided in section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with Bank of Spain or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.-	Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo), as well as to take the steps and actions that may be necessary and file the required documents with the competent authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Warsaw, Buenos Aires, Mexico and New York through American Depositary Shares (ADSs), and São Paulo through Brazilian Depositary Receipts (BDRs)), for the New Shares issued under this capital increase to be admitted to listing, expressly stating Banco Santander’s submission to such rules as may now be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of the restated text of the Securities Market Law and its implementing provisions in force at any time.

10.-	Implementation of the capital increase

Within one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to carry out the capital increase and to set the conditions therefor as to all matters not provided for in this resolution. However, if the board of directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary general shareholders’ meeting held thereafter. In particular, in deciding to implement the increase, the board of directors or, by delegation therefrom, the executive committee, will analyse and take into account market conditions, among other issues, and in the case that such conditions or other elements mean it is not advisable in the view of the board to implement the increase, it may decide not to do so, reporting such decision to the shareholders at the ordinary general shareholders’ meeting on the aforementioned terms. The capital increase to which this resolution refers shall be null and void if the board of directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the general shareholders’ meeting for implementation of the resolution.

Upon conclusion of the bonus share rights trading period:

(a)

The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of bonus share rights in the proportion resulting from section 3 above.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(b)

The board of directors, or the executive committee by delegation therefrom, will declare the bonus share rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the bonus share rights trading period, the board of directors, or the executive committee by delegation therefrom, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.-	Delegation for purposes of implementation

Pursuant to the provisions of section 297.1a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to delegate, in turn, to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to, in turn, delegate them to the executive committee:

1.-

To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution, the record date for the allotment of the bonus share rights and the duration of the bonus share rights trading period, as well as carrying out such operating adjustments, if applicable, that are necessary with relation to the provisions of this resolution as a consequence of the entry into force of the new regime for clearing and settlement of securities.

2.-

To determine the exact amount of the capital increase, the number of New Shares and the bonus share rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this general shareholders’ meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the bonus share rights acquired by the Bank or by the respective company of its Group under the purchase commitment.

6.-

To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-

To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Item Nine.-

I.        To rescind, to the extent of the unused amount:

-	resolution Ten B approved at the ordinary general shareholders’ meeting of 27 March 2015,

-	resolution Eleven B approved at the ordinary general shareholders’ meeting of 28 March 2014,

-	resolution Twelve B approved at the ordinary general shareholders’ meeting of 22 March 2013,

-	resolution Ten B approved at the ordinary general shareholders’ meeting of 30 March 2012, and

-	resolution Nine B approved at the ordinary general shareholders’ meeting of 17 June 2011.

II.      To delegate to the board of directors, in accordance with the general regulations on the issuance of debentures and pursuant to the provisions of section 319 of the Regulations of the Commercial Registry, the power to issue, on one or more occasions, up to an amount of 50,000 million euros or its equivalent in another currency, in fixed-income securities, in any of the forms admitted under law and including bonds, certificates, promissory notes, debentures and preferred interests or other debt instruments of a similar nature (including warrants, settled through physical delivery or on a net basis). The board of directors may implement this power within a period of five years from the date of approval of the resolution by the shareholders at the general shareholders’ meeting, at the end of which period it will be rescinded, to the extent of the unused amount, due to expiration.

In the exercise of the delegated powers granted herein, and by way of example and not of limitation, the board of directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance –domestic or foreign– and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by law –including those that are subordinated, if any, among those contemplated in articles 52 or 63 of (EU) Regulation No. 575/2013 of the European Parliament and of the Council, of 26 June 2013, regarding prudential requirements for credit institutions and investment companies–; the issuance date(s); the possibility of their being exchangeable, in whole or in part, for outstanding shares or other securities of other entities –and, if exchangeable, whether mandatorily or voluntarily so, and in the latter case, whether at the option of the holder of the securities or the issuer –or of including a call option on such shares; the interest rate, dates, and procedures for payment of the coupon; whether they are to be callable or not and, in the former case, the redemption period and events of redemption (in whole or in part); whether they are to be with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof; subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading on official or unofficial, organised or unorganised, domestic or foreign secondary markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if applicable, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the syndicate, if any and allowed, of holders of the securities that are issued.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The delegation also includes the grant to the board of directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorisation, including the power of the board to use, to the extent applicable, the means of withdrawal referred to in section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the board of directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained as well as, if required, the approval of the Meetings of the respective syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

As to limits on the delegation, the aforementioned amount of 50,000 million euros is the maximum overall limit that may be reached at any time by the outstanding nominal balance of the promissory notes or similar securities issued, added to the nominal amount issued of other securities also issued under this authorisation granted to the board of directors. In the case of warrants, the sum of the premiums and exercise prices of the warrants from each issuance approved in accordance with this delegation shall be taken into account for the calculation of the above-mentioned limit.

The board of directors is hereby authorised to delegate in turn to the executive committee those powers conferred pursuant to this resolution that may be delegated.

Item Ten.-

To approve, pursuant to the provisions of section 529 novodecies of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), the director remuneration policy of Banco Santander, S.A. for financial years 2016, 2017 and 2018, the text of which has been made available to the shareholders within the framework of the call to the general shareholders’ meeting and which, regarding the variable components of the remuneration of executive directors for 2016 and to the extent that they make up a remuneration system that includes the delivery of shares of the Bank or of rights thereto, is also submitted to the general shareholders’ meeting under Item Thirteen A.

Item Eleven.-

To approve, for purposes of the provisions in sub-section 2 of article 58 of the Bylaws, the fixed total annual amount of remuneration of the directors acting as such of 6,000,000 euros, an amount that shall be applicable to remuneration corresponding to financial year 2016 and that shall remain effective until the shareholders acting at a general shareholders’ meeting resolve to amend it, the board of directors being able to reduce it on the terms established in the aforementioned provision of the Bylaws.

Item Twelve.-

To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and of the employees belonging to categories which professional activities have a material impact on the risk profile of the Group upon the terms set forth below:

(i)

Number of affected persons: all members of the Identified Staff (1,281 at 31 December 2015, as described in the Exhibit to the detailed recommendation prepared by the board of directors), including those who join it after the date hereof, up to a maximum of 1,700 persons.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The beneficiaries of this resolution include the executive directors of Banco Santander and other employees of Banco Santander or other companies of the Group belonging to categories which professional activities impact significantly on the risk profile of the Bank or of the Group, including senior executives, risk-taking employees or employees engaged in control functions, as well as other workers whose total remuneration places them within the same remuneration bracket as that of the preceding categories (the “Identified Staff”). It is noted that the members of this group have been identified pursuant to the standards established in Commission Delegated Regulation (EU) No 604/2014, of 4 March 2014, supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards with respect to qualitative and appropriate quantitative criteria to identify the categories of staff whose professional activities have a material impact on an institution’s risk profile and those of the policy for determining the Group’s Identified Staff.

(ii)	Authorisation.

Without prejudice to the general provisions set forth in item Fourteen or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers:

(a)

To determine any modifications that should be made in the group of Identified Staff members that benefit from this agreement, within the maximum limit established by the shareholders at the general shareholders’ meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of those persons.

(b)	To approve the basic contents of the agreements and any other supplementary documents that may be required or appropriate.

(c)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with the European Central Bank, the Bank of Spain or any other public or private entity.

(d)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(e)

To interpret the foregoing resolutions, with powers to adapt them to the circumstances that may arise at any time without affecting their basic content, including any regulations or provisions or supervisor’s recommendations that may prevent their implementation upon the terms approved or that require the adjustment thereof.

(f)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Twelve (except for those that may not be delegated under the law).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The Company will communicate the approval of this agreement to all Group companies engaging executives or employees belonging to the Identified Staff, without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to those executives and employees and, if applicable, to adjust such policy to regulations or to the requirements of competent authorities in the respective jurisdiction, as well as to comply with the obligations that bind them for such purpose.

Item Thirteen.-

Thirteen A.-

First Cycle of the Deferred Multiyear Objectives Variable Remuneration Plan

To approve the implementation of the first cycle of the Deferred Multiyear Objectives Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I.        Purpose and Beneficiaries

The first cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will be implemented in connection with the variable remuneration or award (hereinafter, “Award A”) for financial year 2016 that is approved by the board of directors or the appropriate body in each case, for executive directors of Banco Santander, vice presidents, country heads, other key executives from the main countries in which the Group operates and, in general, the “Top Red” executives of the Group, all of them belonging to the “Identified Staff” (that is, to categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group in accordance with section 32.1 of Law 10/2014 of 26 June on organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof).

The envisaged number of beneficiaries of Award A is 400 persons, though this resolution does not affect those persons whose Award A is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this resolution may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Santander Group) or exclusions from the Identified Staff, without at any time changing the authorised maximum total number of shares to be delivered .

The purpose of this first cycle of the Deferred Multiyear Objectives Variable Remuneration Plan is (a) to defer a portion of Award A over a period of three to five years, depending on the beneficiary, subject to the non-occurrence of certain circumstances, (b) in turn, to link a portion of such amount to the performance of the Bank over a multiyear period, (c) for its payment, if applicable, in cash and in Santander shares, and (d) also paying the other portion of such variable remuneration in cash and in Santander shares upon commencement, all in accordance with the rules set forth below.

II.      Operation

Award A of the beneficiaries for financial year 2016 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

	Immediate Payment Percentage	Deferred Percentage	Deferral Period(*)	Deferred Portion Subject to Objectives
Executive directors and members of the Identified Staff whose total variable remuneration is > €2.7 mill.	40%	60%	5 years	Last 3 years (3/5 of Deferred Percentage)
Vice presidents, country heads of countries representing at least 1% of the Group’s financial capital and other Identified Staff members whose total variable remuneration is > €1.7 mill. (<€2.7 mill).	50%	50%	5 years	Last 3 years (3/5 of Deferred Percentage)
Remaining Identified Staff members who are beneficiaries of Award A.	60%	40%	3 years	Last year (1/3 of Deferred Percentage)
(*)	In certain countries, the deferral period may be longer to comply with applicable local regulations or with the requirements of the competent authority in each case.

Taking the foregoing into account, the Award A for financial year 2016 will be paid as follows:

(i)

Each beneficiary will receive in 2017, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

(ii)

Payment of the Deferred Percentage of the Award applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2018, 2019 and 2020 and, if applicable, 2021 and 2022 (the “Anniversaries”), provided that the conditions described below are met.

(iii)

After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths (each one, an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each one of the Anniversaries.

(iv)	Each one of the payments that are applicable on the Anniversaries will be paid 50% in cash and the other 50% in Santander shares.

(v)

The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iv) above may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

In addition to continuity of the beneficiary within the Santander Group1, the accrual of all the Annual Payments is subject to none of the following circumstances arising, in the opinion of the board of directors at the proposal of the remuneration committee in each case, and in accordance with the Group’s malus policy, during the period before each one of the deliveries (such circumstances, collectively, shall hereinafter be referred to as the “Malus Clause”):

(i)	poor financial performance of the Group;

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The board of directors, at the proposal of the remuneration committee and based on the level of compliance with such conditions, shall determine the specific amount of the corresponding Annual Payments to be paid (or of the corresponding Final Annual Payments, as this term is defined below).

Additionally, the accrual of the third and, if applicable, fourth and fifth Annual Payments (these Annual Payments, together, the “Deferred Portion Subject to Objectives”) is subject to compliance with certain targets referring to the 2016-2018 period (the “Multiyear Objectives”) and to the metrics and compliance scales associated with such Multiyear Objectives, which are those set forth below:

(a)

Compliance with consolidated earnings-per-share (“EPS”) growth target of Banco Santander for 2018 against 2015. The coefficient corresponding to this target (the “EPS Coefficient”) will be obtained from the following table:

2018 EPS growth (% against 2015)	EPS Coefficient
> 25%	1
> 0% but < 25%	0 – 1 (*)
< 0%	0
(*)	Straight-line increase in EPS Coefficient based on the specific percentage of growth of 2018’s EPS with respect to 2015’s EPS within this bracket of the scale.

(b)	Relative performance of total shareholder return (“TSR”) of the Bank for the 2016-2018 period compared to the weighted TSRs of a peer group of 35 credit institutions.

1 When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

For these purposes:

–

“TSR” means the difference (expressed as a percentage) between the final value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, taking into account that for the calculation of such final value, dividends or other similar items (such as the Santander Dividendo Elección scrip dividend scheme) received by the shareholder due to such investment during the corresponding period of time will be considered as if they had been invested in more shares of the same class at the first date on which the dividend or similar item is owed to the shareholders and at the average weighted listing price on said date. To calculate TSR the average weighted daily volume of the average weighted listing prices corresponding to the fifteen trading sessions prior to 1 January 2016 (excluded) (for the calculation of the initial value) and of the fifteen trading sessions prior to 1 January 2019 (excluded) (for the calculation of the final value) will be taken into account.

–

“Peer Group” means the group made up of the following 35 financial institutions: BBVA, CaixaBank, Bankia, Popular, Sabadell, BCP, BPI, HSBC, RBS, Barclays, Lloyds, BNP Paribas, Crédit Agricole, Deutsche Bank, Société Générale, Nordea, Intesa San Paolo, Unicredit, Itaú, Bradesco, Banco do Brasil, Banorte, Banco de Chile, M&T Bank Corp, Keycorp, Fifth Third Bancorp, BB&T Corp., Citizens, Crédit Acceptance Corp., Ally Financial Inc., PKO, PEKAO, Millenium, ING Polonia and mBank.

For this TSR metric, the following achievement scale is established:

TSR position of Santander	“TSR Coefficient”
Exceeding percentile 66	1
Between percentiles 33 and 66	0-1(*)
Below percentile 33	0
(*)	Proportional increase of TSR Coefficient, such that, within this line of the scale, the coefficient increases depending on the number of positions risen in the ranking.

(c)

Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial year 2018, being such target that at 31 December 2018 the consolidated fully-loaded CET1 ratio for the Santander Group is greater than 11%. If such target is achieved, this metric will be assigned a coefficient (“CET1 Coefficient”) of 1, and if it is not achieved, the CET1 Coefficient will be 0. In order to verify if this target has been met, any potential increase in CET1 deriving from share capital increases (other than those implemented under the Santander Dividendo Elección scrip dividend scheme) will be disregarded. Moreover, the CET1 ratio at 31 December 2018 may be adjusted in order to remove the effects of any regulatory change on the calculation rules thereof that may occur until such date.

(d)

Compliance with Santander Group’s underlying return on risk-weighted assets (“RoRWA”) growth target for financial year 2018 compared to financial year 2015. The corresponding coefficient (the “RoRWA Coefficient”) will be obtained from the following table:

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2018 RoRWA growth (% against 2015)	RoRWA Coefficient
≥ 20%	1
≥ 10% but < 20%	0.5 – 1 (*)
< 10%	0
(*)	Straight-line increase in RoRWA Coefficient based on the specific percentage of growth of 2018’s RORWA with respect to 2015’s RoRWA within this bracket of the scale.

To determine the amount of the Deferred Portion Subject to Objectives that, if applicable, must be paid to each beneficiary on the corresponding Anniversaries (each payment, a “Final Annual Payment”), and without prejudice to the adjustments that may result from the Malus Clause, the following formula will be applied to each one of the Annual Payments pending payment:

Final Annual Payment = Amt. x (0.25 x A + 0.25 x B + 0.25 x C + 0.25 x D)

where:

–	“Amt.” corresponds to the amount of Award A equivalent to an Annual Payment.

–	“A” is the EPS Coefficient according to the scale in paragraph (a) above based on EPS growth in 2018 with respect to 2015.

–	“B” is the TSR Coefficient according to the scale in paragraph (b) above based on the relative performance of the TSR of the Bank for the 2016-2018 period with respect to the Peer Group.

–	“C” is the CET1 Coefficient according to compliance with the CET1 target described in paragraph (c) above.

–	“D” is the RoRWA Coefficient according to the scale in paragraph (d) above based on the level of RoRWA growth in 2018 with respect to 2015.

III.	Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings); and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2016 (hereinafter, the “2017 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award A to be delivered in shares to the beneficiaries of the first cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will come to 200 million euros (the “Maximum Amount of Award A Distributable in Shares” or “MAAADS”), the maximum number of shares of Santander that may be delivered to such beneficiaries under this plan (the “Limit of Award A in Shares” or “LAAS”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

LAAS=	MAAADS
2017 Listing Price

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Included in the Maximum Amount of Award A Distributable in Shares is the estimated maximum amount of Award A to be delivered in shares to the executive directors of the Bank, which comes to 14 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

LSDE=	MADSED
2017 Listing Price

IV.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or other similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

V.	Authorisation

Without prejudice to the general provisions set forth in item Fourteen or in preceding sections or to the powers of the board in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors will have the following powers:

(i)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)

To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(v)

To determine the assignment of the beneficiaries of the plan to one category or another of those described in this resolution and to set the specific number of beneficiaries of the plan without altering the maximum amount of Award A to be delivered in shares, except in the event that “Top Red” executives or executives in a similar category initially ascribed to the

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

remuneration plan to which item Thirteen B refers are finally ascribed to this plan implementing Award A, in which case the board will be entitled to use for the Award A the excess of the maximum amount set under item Thirteen B (so that, altogether, the maximum amount set under items Thirteen A and Thirteen B is under no circumstances exceeded).

Additionally, the board will be entitled to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions; and, in the event that the maximum amount distributable in shares to be delivered is exceeded with relation to any of the three groups to which the plan is directed, to authorise the deferral and payment of the excess in cash.

(vi)

To approve, where applicable, the engagement of one or more internationally recognised third parties to verify the achievement of the Multiyear Objectives. In particular, and merely by way of example, it may ask such third parties: to obtain, from appropriate sources, the data upon which the calculations of TSR are to be based; to allocate or validate the allocation of the corresponding weights to each entity of the Peer Group (based on the size or market capitalisation or other criteria deemed relevant for the purposes of the comparison); to perform the calculations of the TSR of the Bank and the weighted TSRs of the Peer Group’s entities; to compare the Bank’s TSR with the weighted TSRs of the institutions within the Peer Group; to recalculate CET1 removing the effects of share capital increases and regulatory changes; and to provide advice on the decision as to how to act in the event of unexpected changes in the Peer Group that may require adjustments to the rules for comparison among them or on the amendment of the Peer Group in light of objective circumstances that justify such amendment.

(vii)

To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including in particular adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares under the procedures that are established for the payment of taxes. In addition, the board may adapt the aforementioned plan (including the adjustment or removal of any metrics and scales of compliance for the Multiyear Objectives, the inclusion of additional targets for the delivery of any deferred amount of Award A or the increase of the Deferred Percentages or of the Deferral Period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(viii)

To develop and specify the conditions upon which the receipt by the beneficiaries of the corresponding shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(ix)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Thirteen A (except for those that may not be delegated under the law).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

Thirteen B.-

Sixth Cycle of the Deferred and Conditional Variable Remuneration Plan

To approve the implementation of the sixth cycle of the Deferred and Conditional Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I. Purpose and Beneficiaries

The sixth cycle of the Deferred and Conditional Variable Remuneration Plan will be implemented with respect to the variable remuneration or award (hereinafter, “Award B”) to be approved by the board of directors, or by the appropriate body in each case, for financial year 2016 for categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group (all of them together, the “Identified Staff” and identified under section 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof), or other persons included in this group under regulatory or corporate standards in a specific country, and who are not beneficiaries of the plan to which item Thirteen A above refers.

The number of members of the Identified Staff who would be beneficiaries of this plan comes to approximately 900 persons, though this resolution does not affect those whose Award is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this resolution may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Group) in or exclusions from the members of the Identified Staff that are beneficiaries of this plan, without at any time changing the authorised maximum total number of shares to be delivered.

The purpose of this sixth cycle of the Deferred and Conditional Variable Remuneration Plan is to defer a portion of Award B for a period of three years for its payment, if applicable, in cash and in Santander shares (subject to the non-occurrence of certain circumstances), also paying the other portion of such variable remuneration in cash and in Santander shares at the outset, all in accordance with the rules set forth below.

II. Operation

60% of the beneficiaries’ Award B for financial year 2016 will be paid immediately and 40% on a deferred basis, the deferral period being 3 years. In certain countries, the deferral period may be longer to comply with applicable local regulations or with the requirements of the competent authority in each case.

Taking into account the foregoing, the Award B for financial year 2016 will be paid as follows:

(i)

Each beneficiary will receive 60% of Award B in 2017, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which 60% of Award B is paid).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(ii)

Payment of 40% of Award B will be deferred over a period of 3 years and will be paid in thirds within thirty days following the anniversaries of the Initial Date in 2018, 2019 and 2020 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds, 50% in cash and the other 50% in Santander shares.

(iv)

The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iii) above may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to continuity of the beneficiary within the Santander Group1, the accrual of the deferred remuneration is subject to none of the following circumstances arising, in the opinion of the board of directors at the proposal of the remuneration committee, and in accordance with the Group’s malus policy, during the period before each one of the deliveries:

(i)	poor financial performance of the Group;

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The board of directors, at the proposal of the remuneration committee and based on the level of achievement of such conditions, shall determine the specific amount of deferred remuneration to be paid on each occasion.

If the foregoing requirements are met on each Anniversary, the beneficiaries shall receive the cash and shares, in thirds, within thirty days of the first, second and third Anniversary.

III. Maximum Number of Shares to Be Delivered

The final number of shares to be delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2016 (hereinafter, the “2017 Listing Price”).

1 When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Taking into account that the board of directors has estimated that the maximum amount of Award B to be delivered in shares to the beneficiaries of the sixth cycle of the Deferred and Conditional Variable Remuneration Plan comes to 80 million euros (the “Maximum Amount of Award B Distributable in Shares” or “MAABDS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Award B in Shares” or “LABS”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

LABS=	MAABDS
2017 Listing Price

IV.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

V.	Authorisation

Without prejudice to the general provisions set forth in item Fourteen or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors will have the following powers:

(i)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)

To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(v)

To set, without altering the maximum amount of Award B to be delivered in shares, the specific number of beneficiaries of the plan; to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions; and, in the event that the maximum amount distributable in shares to be delivered to the beneficiaries of the plan is exceeded, to authorise the deferral and payment of the excess in cash.

(vi)

To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash or the alteration of the mechanisms for the net delivery of shares under the procedures that are established for the payment of taxes. In addition, the board may adapt the aforementioned plan (including the introduction of new conditions for the delivery of any deferred amount of Award B or the amendment of existing conditions and, if applicable, the increase of the deferred percentages or the deferral period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(vii)

To further develop and specify the conditions upon which the receipt by the beneficiaries of the respective shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(viii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Thirteen B (except for those that may not be delegated under the law).

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

Thirteen C.-

Application of Santander Group’s buy-out policy

To authorise, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the (immediate or deferred) delivery of shares of the Bank within the application of the Group’s buy-out policy which has been approved by the board of directors of the Bank, following a proposal of the remuneration committee.

Such buy-out policy is an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Santander Group’s companies), lose the right to receive certain variable remuneration from their previous company. Therefore, this policy, which takes into account regulations and recommendations that

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

apply to the Bank, allows the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee assumes due to joining the Group, given that the conditions of the buy-out take into account the conditions applicable to the remunerations the loss of which is compensated.

The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognised) on each occasion by the average weighted daily volume of the averaged weighted listing prices for Santander shares corresponding to the fifteen trading sessions prior to the date on which they are delivered (or recognised), does not exceed the amount of 40 million euros.

The authorisation granted hereby may be used to undertake commitments to deliver shares with relation to the engagements that occur during financial year 2016 and until the following ordinary general shareholders’ meeting is held.

Thirteen D.-

Plan for employees Santander UK plc. and of other Group companies in the United Kingdom by means of options on shares of the Bank and linked to the contribution of periodic cash amounts and to certain continuity requirements.

To approve, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the implementation of a voluntary savings plan (“sharesave scheme”) intended for the employees of Santander UK plc, of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (and in which the Group directly or indirectly holds at least 90% of the capital), which has been approved by the board of directors on the terms and conditions described below:

A plan in which between 5 and 500 pounds Sterling is deducted from the employee’s net salary every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, but will forfeit the right to exercise the options.

The exercise price in pounds Sterling will be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices of Santander shares at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction will be applied to the average price weighted by average traded volumes on the Spanish Continuous Market for the 15 trading days prior to the reference date. This amount will be converted into pounds Sterling using, for each day of listing, the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference date will be set in the final approval of the plan by the British Tax Authority (“invitation date”) and will occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2016.

The employees must decide upon their participation in the plan within a period between 42 and 63 days following publication of the consolidated results of Banco Santander, S.A. for the first half of 2016.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by such employee (whether for the plan to which this resolution refers or other past or future “sharesave schemes”) is 500 pounds Sterling.

The maximum number of shares of Banco Santander, S.A. to be delivered under this plan, approved for 2016, is 18,600,000, equal to 0.1289 % of the share capital as of the date of the call to meeting.

The plan is subject to the approval of the tax authorities of the United Kingdom. Each of the subgroups and companies covered by the plan will ultimately decide whether or not to implement this plan in connection with its employees.

Without prejudice to the generality of the provisions of resolution Fourteen below, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors is hereby authorised, as required, to the broadest extent permitted by law and with the express power of delegation to the executive committee, to carry out any acts that may be necessary or merely appropriate in order to implement the aforementioned plan, as well as to further develop and elaborate, to the extent required, on the rules set forth herein. All of the foregoing will also be deemed to be without prejudice to the acts that the decision-making bodies of Santander UK plc, of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above have already performed or may hereafter perform in the exercise of their powers, within the framework defined by this resolution of the shareholders acting at the general shareholders’ meeting, in order to implement the plan and to establish, develop and elaborate on the rules applicable thereto.

Item Fourteen.-

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A)     To authorise the board of directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the executive committee all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this resolution Fourteen.

B)     To authorise Ms Ana Patricia Botín-Sanz de Sautuola y O´Shea, Mr José Antonio Álvarez Álvarez, Mr Rodrigo Echenique Gordillo, Mr Matías Rodríguez Inciarte and Mr Jaime Pérez Renovales so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting. In addition, the aforementioned persons are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Remuneration Committee on the annual report on directors’ remuneration was submitted to the shareholders for an advisory vote at the General Meeting (Item Fifteen).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

I FINALLY HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr Juan de Dios Valenzuela García, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.

And to leave record, I sign this certification with the approval of Mr Matías Rodríguez Inciarte, Vice Chairman, in Santander on 18 March 2016.

     Reviewed

   Vice Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 18, 2016	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer